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                                                                    EXHIBIT 4.74

SUMMARY OF TERMS IN EXCLUSIVE COOPERATION AGREEMENT ON VALUE-ADDED SERVICES DATED 8 JANUARY 2007BETWEEN SHANGHAI DONG FANG LONG XIN MEDIA CO., LTD AND BEIJING OJAVA TECHNOLOGY CO., LTD

Shanghai Dong Fang Long Xin Media Co., Ltd ("Dong Fang") and Beijing OJAVA Technology Co., Ltd ("OJAVA Technology") agrees to collectively develop and operate value-added telecommunication business ("VAT Business"), including (1) wireless value-added services, (2) fixed-line value-added services and (3) related internet value-added services, such as Short Messaging Service, Multimedia Messaging Services, Interactive Voice Response, Wireless Application Protocol, Ring Back Tone, and others.

OJAVA Technology will be an exclusive partner of Dong Fang and Dong Fang will terminate any existing cooperation projects for VAT Business with other enterprises or with subsidiaries of Shanghai Media Group ("SMG").

Dong Fang undertakes to provide radio and TV programs and related internet programs, i.e., news, entertainment, sports, finance, music, etc., produced and authorized by SMG, while OJAVA Technology undertakes to provide the national qualifications required for and technology platforms to support the VAT Business.

With Dong Fang's prior written approval, OJAVA Technology may authorize its affiliates to assist in performing its obligations under this Agreement. OJAVA Technology shall be jointly and severally liable for its affiliates' acts.

The targeted revenues arising from cooperation shall amount to RMB126 million and OJAVA Technology is obliged to pay RMB88 million to Dong Fang before 25 December 2007. If revenues exceed RMB200 million in 2007, Dong Fang will be paid RMB100 Million. The parties agree to adjust targeted revenues arising from cooperation by negotiation on the basis of the development of VAT business.

The intellectual property rights relating to works generated from the cooperation ("Works") will be jointly owned by the parties. Subject to Dong Fang's prior consent, OJAVA Technology may license the Works to TV stations and radio stations in China. 40% of the revenues arising from such license shall be distributed to Dong Fang.

Information relating to the users obtained through the cooperation will belong to Dong Fang but OJAVA Technology may use such information during the term of this agreement. Upon the termination of this agreement, OJAVA Technology shall remove the users' information from its system and return the same to Dong Fang.

This agreement will expire on 31 December 2009 and then be automatically extended for an additional two years if neither party is in breach as of 31 December 31 2009.

If either party unilaterally terminates this agreement without the approval of the counterpart, the default party shall pay RMB10 million to the counterpart.